Aflac Incorporated 3rd Quarter 2006 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2006	2005	2006	2005
Fixed charges:
Interest expense	$4,165	$5,960	$13,857	$17,406
Interest on investment-type contracts	3,174	2,423	8,880	6,899
Rental expense deemed interest	241	124	633	435
Total fixed charges	$7,580	$8,507	$23,370	$24,740
Earnings before income tax	$557,689	$644,775	$1,756,329	$1,667,195
Add back:
Total fixed charges	7,580	8,507	23,370	24,740
Total earnings before income tax and fixed charges	$565,269	$653,282	$1,779,699	$1,691,935
Ratio of earnings to fixed charges	74.6x	76.8x	76.2x	68.4x

EXH 12-1